June 26, 2007

United States
Securities and Exchange Commission
Mail Stop #3561
Washington DC
20549

ATTENTION: Mr. Ethan Horowitz

Dear Sirs:
RE: Modern City Entertainment Inc.
Item 10KSB for the Fiscal Year Ended
March 31, 2006
File No. 000-50468

We are in receipt of your letter dated June 21, 2007 and provide herewith a copy of a revised Form 10KSB-A for the Fiscal Year Ended March 31, 2006 for the above referenced Company.  We believe that this amended report addresses the deficiencies pointed out in your letter.  We have attached hereto a marked copy of the revised Form  10KSB to facilitate your review of the same.

Further, pursuant to item 8 of your letter you correctly note that we are currently delinquent with several filings of our quarterly Exchange Act reports for the fiscal year ended March 31, 2007.  Please be advised that all of those filings are currently underway and will be brought up to date by the end of the time period provided for the filing of our March 31, 2007, 10KSB.  We believe that we may need to utilize some of the extension period for filing and expect to be complete by no later than July 13, 2007.

Further, please accept this letter as a statement from the Company that:

•	The Company recognizes that they are responsible for the adequacy and accuracy of the disclosure in the filing;
•	We understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We understand that the Company cannot assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter.

Yours truly

/s/ William Erfurth
William Erfurth
President
Modern City Entertainment Inc.

cc.           Mr. James Vandeberg – Otto Law Group
Mr. Kevin Hanson – Amisano Hanson, Chartered Accountants
Mr. Brad Hacker – Kramer Weisman & Associates, CPA’s